

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

August 17, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Liberty Media Corporation
Preliminary Proxy Materials on Form PreR14A
Filed on July 30, 2009
File No. 1-33982

Dear Mr. Maffei:

We have reviewed your filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We considered your July 15, 2009 response to comment six from our letter dated July 8, 2009 and your July 24, 2009 response to comment one from our letter dated July 21, 2009. On July 30, 2009, we communicated to counsel for Liberty Media Corporation that we are unable to agree that the exception under Rule 13e-3(g)(2) is available and that a Schedule 13E-3 must be filed in connection with your proposed transactions. Please tell us when you intend to file the Schedule 13E-3. Because we will need to consider the revisions to the proxy materials incorporated by reference into the Schedule 13E-3 subsequent to filing, please allow adequate time for staff review as well as to resolve any further comments we may that result from the additional disclosure requirements of Schedule 13E-3.

Dear Stockholder Letter, page ii

2. Please clarify here that the company is seeking ratification of the transaction proposals by the disinterested shareholders of Series A and Series B Liberty Entertainment common stock. Also clarify here that shareholder ratification of the transaction proposals is not required by Delaware law or the company's charter, and briefly explain why the company is seeking shareholder ratification.

DTV Business Combination, page 24

3. As only the disinterested Liberty Entertainment stockholders are voting on the transaction proposals, please present the information about the transaction proposals from the perspective of the disinterested stockholders and explain how the proposals affect their investments. In this regard, please provide additional disclosure throughout the proxy statement of how these proposals will impact the disinterested, as compared to the interested, Liberty Entertainment stockholders. For example, compare the percentage economic and voting interests of each series of the Liberty Entertainment disinterested stockholders versus the interested stockholders (1) in Liberty Media before the split-off, (2) in LEI after the split-off and (3) in Holdings after the DTV business combination. This is just one example.

Background of the DTV Business Combination, page 83

4. We note your response to comment 25 in our letter dated July 8, 2009, and the revised disclosure at page 86. Please explain more specifically how the $160 million additional consideration to the Malone Group was determined and valued.

5. We note your response to comment 30 in our letter dated July 8, 2009, and the revised disclosure at page 94. Please advise us supplementally how the grant of such a significant number of options under the nonemployee director plan was compatible with the provisions of the plan, as requested in the original comment.

Opinion of Financial Advisor to the Liberty Media Board, page 99

6. Please highlight here and throughout the proxy statement that the opinion of
Goldman Sachs on the fairness of the LEI exchange ratio pursuant to the DTV
merger agreement addresses holders of both series of Liberty Entertainment
common stock (other than the Malones and their affiliates) who receive shares of
LEI common stock as a result of the split-off taken in the aggregate rather than
each class separately. Discuss why the Liberty Media board did not request a
fairness opinion regarding each series of Liberty Entertainment common stock.

The Split-Off, page 112

Accounting Treatment, page 120

7. Please tell us how you have considered the guidance contained in paragraph 810-
10-40-6 of the FASB Accounting Standards Codification (formerly paragraph 37
of SFAS 160) in your proposed accounting for the split-off, merger, and other
arrangements. If you believe the guidance is inapplicable, clarify the basis for
your conclusion. Unless it is clearly not relevant, please address the referenced
guidance.

In regards to your response, it appears that you have established a much higher
threshold in your analysis of whether the multiple arrangements should be viewed
as a single transaction. When looking at the guidance, as provided by item (c),
one indication that you should view the arrangements as a single transaction is
that the business combination is dependent on the completion of the split-off.
Another indication that you should view the arrangements as a single transaction,
as provided by item (a), is that the split-off and merger were "entered into at the
same time or in contemplation of one another." This conclusion is based upon the
discussion included in your January 22nd preliminary proxy statement under
Background and Reasons for the Redemption Proposal. A third indication, as
provided by item (b), is that the two arrangements appear to "form a single
transaction designed to achieve an overall commercial effect." The overall
commercial effect is that the transaction: clarifies DIRECTV's capital structure,
reduces its shares outstanding, eliminates stock overhang and arbitrage issues, and
provides DIRECTV with strategic content businesses. In addition, the transaction
offers value to Liberty's shareholders by eliminating the discount in their tracking
stock structure and allows them to continue to participate directly in the strong
performance of DIRECTV.

In summary, we believe there are strong indications that your arrangements
should be viewed as one, and that the weight of these indications is greater than
the competing indications articulated in your prior response. Please address our
concerns or revise your accounting if necessary.

8. In addition, please tell us how your accounting for the split-off will change if the split-off, the merger, and any other arrangements are viewed as one single transaction.

Agreements Relating to the DTV Business Combination, page 139

Merger Agreement, page 139

9. We note your response to comment 41 in our letter dated July 8, 2009, and the revised disclosure at page 139. Please be advised that, notwithstanding the general disclaimer regarding non-reliance on the covenants in the merger agreement relating to the conduct of the parties during the pendency of the transaction, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please revise your disclosure, as appropriate.

* * * * *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L.Wilm, Esquire
        via facsimile, 212-259-2503